Exhibit 12.01

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2015	2014	2013	2012	2011

Earnings:
Pre-tax income	$373.7	$403.6	$406.1	$374.9	$381.2
Add: Fixed charges	153.9	146.9	136.0	129.6	123.3
Subtotal	527.6	550.5	542.1	504.5	504.5

Subtract:
Allowance for borrowed funds used during construction	4.2	2.4	3.4	3.5	10.4
Total earnings	523.4	548.1	538.7	501.0	494.1

Fixed Charges:
Interest on long-term debt	146.8	139.7	130.6	124.2	118.7
Interest on short-term debt and other interest charges	4.1	4.2	2.1	3.9	3.3
Calculated interest on leased property	3.0	3.0	3.3	1.5	1.3
Total fixed charges	$153.9	$146.9	$136.0	$129.6	$123.3

Ratio of Earnings to Fixed Charges	3.40	3.73	3.96	3.87	4.01